PEAK FINTECH GROUP INC.

CONFIRMATION OF RECORD DATE FOR SHARE CONSOLIDATION

TO:	The Canadian Securities Exchange

I, Johnson Joseph, President and Chief Executive Officer of Peak Fintech Group Inc. (the "Company"), hereby confirm the record date for the consolidation of the Company's common shares is set at July 28, 2021.

DATED this 22nd day of July, 2021.

"Johnson Joseph"
Johnson Joseph President and Chief Executive Officer